UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Heramba Electric plc

(Name of Issuer)

Ordinary Shares, nominal value of €0.0001 per share

(Title of Class of Securities)

G4411J114

(CUSIP Number)

Srinath Narayanan

c/o Project Energy Reimagined Acquisition Corp.

1280 El Camino Real, Suite 200

Menlo Park, CA 94025

(415) 205-7937

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4411J114	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Smilodon Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,743,706
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,743,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,743,706
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 17.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G4411J114	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Admit Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,743,706
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,743,706
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,743,706
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 17.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G4411J114	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Srinath Narayanan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,274,286
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,274,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,274,286
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 18.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G4411J114	SCHEDULE 13D	Page 5 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares with a nominal value of €0.0001 per share (“Ordinary Shares”) of Heramba Electric plc, an Irish public limited company duly incorporated under the laws of Ireland (the “Issuer”). The principal executive offices of the Issuer are located at Kiepe Platz 1, D-40599 Düsseldorf, Germany.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Smilodon Capital, LLC (the “Sponsor”), Admit Capital, LLC (“Admit Capital”) and Srinath Narayanan (collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is c/o Project Energy Reimagined Acquisition Corp., 1280 El Camino Real, Suite 200, Menlo Park, CA 94025.

(c)	The Sponsor’s sole business, prior to the Business Combination (as defined in Item 4 below), was to act as the sponsor in connection with the initial public offering of Project Energy Reimagined Acquisition Corp. (“PERAC”), and following the Business Combination, is to hold securities of the Issuer. Admit Capital is the manager of the Sponsor, and Mr. Narayanan is the manager of Admit Capital. Mr. Narayanan is also a member of the board of directors of the Issuer (the “Board”) and serves as manager of PANA Capital LLC (“PANA Capital”), an investment holding company and member of the Sponsor. The principal business address of PANA Capital is 5301 Southwest Parkway, Suite 400, Austin, Texas 78735.

(d)	During the last five years, none of the Reporting Persons, nor PANA Capital, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor PANA Capital, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	With respect to the Reporting Persons, each of the Sponsor and Admit Capital was formed under Delaware law, and Mr. Narayanan is a citizen of the United States of America. PANA Capital was formed under Delaware law.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D were received in exchange for securities of PERAC in connection with the consummation of the Business Combination, as described in Item 4 below.

Item 4. Purpose of Transaction.

Business Combination Agreement

Effective as of July 26, 2024 (the “Closing Date”), the business combination (the “Business Combination”) of PERAC and Heramba GmbH (“Heramba”) was consummated pursuant to that certain Business Combination Agreement, dated as of October 2, 2023 (the “Business Combination Agreement”), by and among the Issuer, PERAC, Heramba Merger Corp., Heramba Limited and Heramba. Effective as of the Closing Date and pursuant to the Business Combination Agreement, among other matters, (i) each PERAC Class A ordinary share then outstanding was automatically cancelled in exchange for the right to be issued one Ordinary Share and (ii) each PERAC warrant then outstanding was automatically adjusted to become one warrant to purchase Ordinary Shares (“Warrants”).

CUSIP No. G4411J114	SCHEDULE 13D	Page 6 of 9 Pages

As a result of the Business Combination and related transactions, effective as of the Closing Date and in each case by virtue of the relationships described in Item 2 above, (i) the Sponsor directly holds 1,318,174 Ordinary Shares and 8,425,532 Warrants, which securities are indirectly held by each of Admit Capital and Mr. Narayanan, and (ii) Mr. Narayanan indirectly holds an additional 530,580 Ordinary Shares directly held by PANA Capital, which shares were received by PANA Capital in a distribution by the Sponsor to its members in connection with the closing of the Business Combination (the “Closing”).

Warrant Agreement

The Warrants are governed by the terms of the Amended and Restated Warrant Agreement, dated as of July 26, 2024 (the “Warrant Agreement”), by and among the Issuer, PERAC and Continental Stock Transfer & Trust Company, as warrant agent. Each Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on August 25, 2024 and terminating at the earliest to occur of (x) 5:00 p.m., New York City time on July 26, 2029, (y) the liquidation of the Issuer and (z) the date the Issuer elects to redeem all Warrants subject to redemption, as applicable. Pursuant to the Warrant Agreement, the 8,425,532 Warrants held by the Sponsor (i) are not redeemable by the Issuer, except under specific circumstances set forth in the Warrant Agreement, (ii) may be exercised on a cashless basis and (iii) may not be transferred, assigned or sold until 30 days after the Closing Date (which transfer restrictions are also applicable to the Ordinary Shares underlying such Warrants).

Sponsor Support Agreement

Pursuant to the Sponsor Support Agreement, dated as of October 2, 2023 (the “Sponsor Support Agreement”), by and among the Sponsor, PERAC and Heramba, the Sponsor (a) agreed to vote any PERAC ordinary shares held by it in favor of the Business Combination Agreement, the Business Combination and related matters, and against any action that would reasonably be expected to impede the completion of the Business Combination as described therein, (b) agreed not to transfer such shares until the earliest of the Closing or the termination of the Business Combination Agreement, except as set forth therein, (c) agreed not to redeem such shares in connection with the Business Combination and (d) waived certain anti-dilution rights with respect to certain of such shares, among other matters.

Lock-Up Agreement

Pursuant to the Lock-Up Agreement, dated as of June 19, 2024 (the “Lock-Up Agreement”), by and among the Issuer, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, and certain holders of the Issuer’s securities upon the Closing, such holders agreed, among other things, to not effect any sale or distribution of the Lock-Up Securities (as defined therein), subject to certain customary exceptions set forth in the Lock-Up Agreement, until the later of: (i) the date on which the Loan (as defined therein) has been repaid in full and (ii) the earliest of (a) the twelve month anniversary of the Closing Date, (b) such time that the trading price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 calendar days after the Closing Date and (c) such date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. The Lock-Up Securities include the 1,318,174 Ordinary Shares held by the Sponsor and the 530,580 Ordinary Shares held by PANA Capital.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), by and among the Issuer and certain holders of the Issuer’s securities upon the Closing, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain Ordinary Shares and other equity securities of the Issuer that are held by the parties thereto from time to time. In addition, the Issuer agreed to provide such holders with customary demand and piggyback registration rights with respect to the Registrable Securities (as defined therein). The Registrable Securities include the 1,318,174 Ordinary Shares and 8,425,532 Warrants (and the Ordinary Shares underlying such Warrants) held by the Sponsor and the 530,580 Ordinary Shares held by PANA Capital, subject to the terms and conditions set forth in the Registration Rights Agreement.

CUSIP No. G4411J114	SCHEDULE 13D	Page 7 of 9 Pages

The foregoing summary of certain terms of the Business Combination Agreement, the Warrant Agreement, the Sponsor Support Agreement, the Lock-Up Agreement and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of each of such documents, copies of which are incorporated by reference as Exhibits 1 through 5 to this Schedule 13D.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Ordinary Shares or selling some or all of their Ordinary Shares or Warrants and, alone or with others, pursuing discussions with management, the Board or other shareholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As described in Item 4 above, each of the Reporting Persons may be deemed the beneficial owners of 9,743,706 Ordinary Shares, including 8,425,532 Ordinary Shares underlying Warrants directly held by the Sponsor that are exercisable within the following 60 days, and Mr. Narayanan may be deemed the beneficial owner of an additional 530,580 Ordinary Shares directly held by PANA Capital. Such holdings represent, with respect to the Sponsor and Admit Capital, approximately 17.6% of the Issuer’s outstanding Ordinary Shares, and with respect to Mr. Narayanan, approximately 18.5% of the Issuer’s outstanding Ordinary Shares, in each case based upon 47,043,407 Ordinary Shares outstanding immediately following the Closing (as adjusted for the Ordinary Shares issuable upon exercise of the Warrants held by the Sponsor) as reported in the Issuer’s Shell Company Report on Form 20-F (File No. 001-42193) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2024. Each of Admit Capital and Mr. Narayanan disclaims beneficial ownership of such securities except to the extent of its or his pecuniary interest therein.

(b)	By virtue of the relationships described in Item 2 above, (A) each of the Reporting Persons may be deemed to share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 1,318,174 Ordinary Shares and 8,425,532 Warrants (and the Ordinary Shares underlying such Warrants) held by the Sponsor, and (B) Mr. Narayanan may be deemed to share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 530,580 Ordinary Shares held by PANA Capital.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d)	As of the date of this Schedule 13D, other than by virtue of the relationships described in Item 2 above, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.

(e)	Not applicable.

CUSIP No. G4411J114	SCHEDULE 13D	Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Business Combination, the Issuer adopted the Heramba Electric plc 2024 Incentive Award Plan (the “Incentive Plan”) to facilitate the grant of equity and cash incentive awards to directors, employees (including executive officers), consultants and affiliates, and to enable the Issuer to obtain and retain the services of these individuals. As a member of the Board, Mr. Narayanan may be eligible to receive grants of the Issuer’s securities pursuant to the Incentive Plan or as otherwise determined by the remuneration and nominating committee of the Board, however, no such grants have been approved as of the date hereof.

Other than as set forth in Items 2 through 5 above or this Item 6, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
1	Business Combination Agreement, dated October 2, 2023, among Project Energy Reimagined Acquisition Corp., Heramba Electric plc, Heramba Merger Corp., Heramba Limited and Heramba GmbH (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form F-4/A (File No. 333-275903) filed with the SEC by Heramba Electric plc on March 15, 2024).
2	Amended and Restated Warrant Agreement, dated July 26, 2024, among Heramba Electric plc, Project Energy Reimagined Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.4 of the Shell Company Report on Form 20-F (File No. 001-42193) filed with the SEC by Heramba Electric plc on August 5, 2024).
3	Sponsor Support Agreement, dated October 2, 2023, among Project Energy Reimagined Acquisition Corp., Heramba GmbH and Smilodon Capital, LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-40972) filed with the SEC by Project Energy Reimagined Acquisition Corp. on October 6, 2023).
4	Lock-Up Agreement, dated June 19, 2024, among Heramba Electric plc, Smilodon Capital, LLC and the other signatories thereto (incorporated by reference to Exhibit 4.2 of the Shell Company Report on Form 20-F (File No. 001-42193) filed with the SEC by Heramba Electric plc on August 5, 2024).
5	Registration Rights Agreement, dated July 26, 2024, among Heramba Electric plc, Smilodon Capital, LLC and the other signatories thereto (incorporated by reference to Exhibit 4.1 of the Shell Company Report on Form 20-F (File No. 001-42193) filed with the SEC by Heramba Electric plc on August 5, 2024).
6	Joint Filing Agreement, dated as of August 5, 2024, among the Reporting Persons.*

*	Filed herewith.

CUSIP No. G4411J114	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 5, 2024

SMILODON CAPITAL, LLC

By: Admit Capital, LLC, its manager

By:	/s/ Srinath Narayanan
Name:	Srinath Narayanan
Title:	Manager

Admit Capital, LLC

By:	/s/ Srinath Narayanan
Name:	Srinath Narayanan
Title:	Manager

/s/ Srinath Narayanan
Srinath Narayanan